H. C. DENISON CO.

Statement of Financial Condition

September 30, 2025

Together With Independent Auditors' Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-00044

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: H.C. Denison Co.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

618 N 7th Street
(No. and Street)

Sheboygan	WI	53081
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Testwuide	(920) 457-9451	jtestwuide@hcdenison.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

03/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Testwuide, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H.C. Denison Co., as of 9/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ATHENA M BUNKER NOTARY PUBLIC STATE OF WISCONSIN

Athena M Bunker
exp. 11.02.2029

Signature: [signature]

Title:
President & CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

H. C. DENISON CO.

CONTENTS



RYAN & JURASKA LLP

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of H. C. Denison Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H. C. Denison Co. (the "Company") as of September 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of H. C. Denison Co.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to H. C. Denison Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as H. C. Denison Co.'s auditor since 2017.
Chicago, Illinois
November 20, 2025

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2025

<u>ASSETS</u>

Cash	$	305,466
Clearing deposit		83,188
Receivables:		
Commissions		238,817
Other Receivables		18,962
Interest and dividends		35
Securities owned, at fair value		4,029
Property and equipment, net of accumulated depreciation		
of $96,935		24,696
Other assets		5,231
	$	680,424

The accompanying notes are an integral part of these
  financial statements.

H.C. DENISON CO.

Statement of Financial Condition, Continued
September 30, 2025

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities
  Payables:

Clearing broker	$ 4,779	
Other	8,044	
Accrued liabilities:		
Salaries, commissions and related withholdings	136,523	
Property taxes	6,000	
Total liabilities		$ 155,346
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,530 shares		
Issued and outstanding, 2,530 shares	1,552,778	
Accumulated deficit	(1,027,700)	
Total stockholder's equity		525,078
		$ 680,424

The accompanying notes are an integral part of these
  financial statements.

H. C. DENISON CO.

Notes to Statement of Financial Condition
September 30, 2025

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Hilltop Securities, Inc. (HTS). HTS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as a Registered Investment Advisor.

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the statement of financial condition through November 20, 2025, the date which the statement of financial condition was available to be issued.

C. Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Securities owned and revenue recognition of securities transactions

Securities transactions of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1H and 5 for a discussion of fair value measurements.

E. Revenue recognition and commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2025, management determined that no valuation allowance was necessary for uncollectible receivables. See note 8 for discussion of Revenue from contracts with customers

Note 1 - Nature of business and significant accounting policies, continued

    F.   <u>Property, equipment and depreciation</u>

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is calculated over the estimated useful lives of the respective assets using the straight-line method.

    G.   <u>Income taxes</u>

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2022. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended September 30, 2025.

    H.   <u>Fair value measurements</u>

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

Notes to Statement of Financial Condition, Continued
September 30, 2025

Note 1 - Nature of business and significant accounting policies, continued

H.   Fair value measurements, continued

FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities.

- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of September 30, 2025.

U.S. Government obligations and stocks: Valued at the closing price reported in the active market in which the individual security is traded.

Corporate and municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and asked prices and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 1 - Nature of business and significant accounting policies, continued

I.   Recently issued accounting standards

In February 2016, the FASB issued amended the guidance on accounting for leases. The new guidance required lessee to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on the classification as a finance or operating lease. The Company adopted the new guidance on November 1, 2022 and elected to use the effective date as of the initial application. As such, restated financial information and the additional disclosures required under the new standard will not be provided for the comparative periods presented. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. For further information, see Note 8 Commitments and Contingencies. The Company elected to apply the "package of practical expedients," which permits it to not reassess prior conclusions on existing leases regarding lease identification, lease clarification and initial direct costs. In addition, the Company elected to not apply the use-of-hindsight practical expedient, and the practical expedient relating to land easements is not applicable. Adoption of the standard did not have a material impact on the Company's results of operations or cash flows.

At adoption, the company recognized lease liabilities of $11,094, representing the present value of the remaining minimum fixed lease payments based on the incremental borrowing rates as of November 1, 2022. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $11,094 at adoption, which represents the measurement of the lease liabilities, initial direct costs incurred by the Company and lease incentives received.

In June 2016, FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13).* The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable supportable forecasts. ASU 2016-13 replaces existing incurred credit loss model. The amendments became effective for fiscal years beginning after December 15, 2019. The Company experienced no impact from ASU 2016-13 on the Company's financial statements. At September 30, 2025, the Company had not recorded any allowance for credit loss.

Under ASC-280, the Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency transactions in Stocks, corporate bonds and municipal bonds. The Company has identified its President and CEO as the chief decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits.

Notes to Statement of Financial Condition, Continued
September 30, 2025

Note 1 - Nature of business and significant accounting policies, continued

I.   Recently issued accounting standards, continued

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2 – Off-Balance sheet risk

Customer transactions are introduced to and cleared through the Company's clearing broker, HTS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, may exceed these limits. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business. At September 30, 2025, the Company had a cash balance at one bank in excess of FDIC limits by approximately $55,000.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

Note 3 - Clearing deposit

In accordance with the agreement with its clearing broker, HTS, the Company is required to maintain a minimum cash deposit with HTS in the amount of $50,000. The Company is dependent on HTS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of September 30, 2025, the Company maintained $83,188 in clearing deposits at HTS.

Note 4 - Payable to clearing broker

As discussed in Note 1A, HTS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

Note 5 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2025 that are measured at fair value on a recurring basis:

| | Fair Value Measurements Using | | | |
	Total	Level 1	Level 2	Level 3
Assets				
Securities owned:				
Corporate bonds:				
A- credit rating	4,029	4,029	-	-
	$ 4,029	$ 4,029	$	$ -

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $425,222 which was $325,222 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.3418 to 1.

Note 7 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility under a month-to-month agreement from a former stockholder for approximately $4,000 per month. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Notes to Statement of Financial Condition, Continued
September 30, 2025

Note 7 - Related party transactions and lease commitment, continued

The Company entered into a non-cancelable operating lease for its copy machines. This lease has remaining term through 2027. The lease includes a purchase option at fair market value of the equipment at the end of the lease term. The Company pays for repairs and tax on the equipment. At September 30,2025, ROU asset totaling $5,231 was included in other receivables on the statement of financial condition. On September 30, 2025, lease liability totaling $5,231 was included in other payables on the statement of financial condition.

The company utilized the monthly payment plus taxes to determine the present value of the lease payments.

The following table presents the approximate maturities of lease liabilities:

Year Ending September 30	Amount
2026	$2,586
2027	$2,586
2028	$431
	$5,603
Less imputed interest	($372)
Lease liability	$5,231

Note 8 - Revenue from contracts with customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers* effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission Income. The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with a customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Notes to Statement of Financial Condition, Continued
September 30, 2025

Note 8 - Revenue from contracts with customers

Advisory Fees. Effective October 23, 2024, the Company is approved as an Investment Adviser by the SEC. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

A copy of the Company's financial report on Form X-17A-5 as of September 30, 2025 is available for examination and copying at the Company's office at 618 N. 7th Street, Sheboygan, Wisconsin, and at the office of the Securities and Exchange Commission in Chicago, Illinois.